Federal Agricultural Mortgage Corporation
1999 K Street, N.W., 4th Floor
Washington, D.C. 20006
Phone: (202) 872-7700 Fax: (202) 872-7713

March 18, 2013

VIA EDGAR
Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Supplement to Federal Agricultural Mortgage Corporation Letters Dated December 31, 2012 and February 22, 2013
Dear Ms. Hayes:

Pursuant to the conference call between the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Corporation") and the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") on March 15, 2013, Farmer Mac is submitting additional information to supplement it responses.

In response to question 15 (third bullet) of your letter dated November 26, 2012 (to which Farmer Mac submitted a response on December 31, 2012), Farmer Mac is submitting an LTSPC Security Prepayment and Credit Risk Memorandum (the "Memorandum") attached as Exhibit 99.1 and incorporated herein by reference. The information included in the Memorandum demonstrates the significance of the variability in the cash flows from prepayment and credit risk compared to initial expectations and clarifies that the servicer has a variable interest as the holder of the beneficial interests in the trusts.

In response to question 7 of your letter dated January 25, 2013 (to which Farmer Mac submitted a response on February 22, 2013), Farmer Mac is submitting two hypothetical fact patterns attached as Exhibit 99.2 and incorporated herein by reference. The two fact patterns outline hypothetical examples in which Farmer Mac might disagree with, or potentially be harmed by, a servicing decision with respect to a loan in a trust, even if each of the decisions were based on and supported by a “least cost analysis” undertaken by the lender/servicer. Farmer Mac believes that these hypothetical fact patterns support Farmer Mac's analysis regarding shared power over default mitigation on the underlying loans of Farmer Mac I Guaranteed Securities.

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If you have any questions about the matters discussed in this letter, please do not hesitate to contact me at (202) 872-5556.

Sincerely,

Stephen P. Mullery
Senior Vice President - General Counsel

cc:	Michael Seaman, SEC Division of Corporation Finance
Aslynn Hogue, SEC Division of Corporation Finance
Michelle Miller, SEC Staff Accountant
Lindsay McCord, SEC Staff Accountant
R. Dale Lynch, Senior Vice President - Chief Financial Officer of Farmer Mac
Carla A. Leibold, Principal Accounting Officer and
Vice President - Controller of Farmer Mac
Abigail Arms, Esq., Shearman & Sterling LLP
Lisa Jacobs, Esq., Shearman & Sterling LLP
Richard Bennett, PricewaterhouseCoopers LLP